UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

Form C: Offering Statement
Form C-U: Progress Update: ______________________________
Form C/A: Amendment to Offering Statement: ______________________________
Check box if Amendment is material and investors must reconfirm within five business days.
Form C-AR: Annual Report
Form C-AR/A: Amendment to Annual Report
Form C-TR: Termination of Reporting

Name of issuer
Teslake, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization:
Delaware

Date of organization)
December 12, 2019

Physical address of issuer
17150 Via Del Campo, Suite 308, San Diego, Ca. 92127

Website of issuer
www.teslake.com

Is there a co-issuer?
Yes No.

Name of intermediary through which the offering will be conducted:
DealMaker Securities LLC

CIK number of intermediary:
0001872856

SEC file number of intermediary:
008-70756

CRD number, if applicable, of intermediary:
315324

Current number of employees: 3

	Most recent fiscal year-end 2022	Prior fiscal year-end 2021
Total Assets	$1,617,249	$1,626,876
Cash & Cash Equivalents	$82,470	$662,833
Accounts Receivable	$100,100	$40,049
Short-term Debt	$443,021	$268,855
Long-term Debt	$2,777,387	$2,776,071
Revenue/Sales	$868,427	$368,602
Cost of Goods Sold	$41,253	$23,706
Taxes Paid	$0	$0
Net Income	($182,618)	($264,514)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____
(Issuer)
By

_____
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

_____
(Title)

_____
(Date)

1. *Name of issuer:*   Teslake, Inc.

ELIGIBILITY

2. *Check this box to certify that all of the following statements are true for the issuer:*

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
 Yes No   Explain: _____

DIRECTORS OF THE COMPANY
4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Lukas Eisermann
Dates of Board Service: December 2019-present
Principal Occupation: President, Teslake, Inc.

Name: Stephen Foti
Dates of Board Service: December 2019-present
Principal Occupation: CEO, Teslake, Inc.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Lukas Eisermann
Dates of Board Service: December 2019-present
Principal Occupation: President, Teslake, Inc.

Name: Stephen Foti
Dates of Board Service: December 2019-present
Principal Occupation: CEO, Teslake, Inc.


PRINCIPAL SECURITY HOLDERS


6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of <u>20 percent</u> or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	Percentage Owned Prior to Offering
Stephen Foti	33.63%
Lukas Eisermann	32.86%

BUSINESS AND ANTICIPATED BUSINESS PLAN

Executive Summary

Teslake is a spinal implant manufacturer, focused on lumbar fusion surgeries. Its goal is to become a state-of-the-art player in the spinal deformity market.

The marriage of three key technology areas into one "procedural solution" is key to success. First, Teslake is developing a robot that assists surgeons with correcting spinal deformities during surgery. In addition, Teslake has developed Guardinium™ Alloy, which is a permanently antimicrobial metal that can be used to make surgical instruments. Finally, a portfolio of spinal implants rounds out the company's product portfolio.

The company has a total of six FDA 510(k) approvals related to spinal implants and the biocompatibility of a permanent antimicrobial metal coating for surgical instruments and temporary (30 days or less) implants. A seventh 510(k) approval is pending.

Teslake's core spine business is lumbar fusion procedures utilizing pedicle screw implants, and interbody fusion cage implants. Sales of the implants will be accelerated by the introduction of the Guardinium™ Alloy antimicrobial instruments, and the spine-manipulating robot, which will work together synergistically to give the company a compelling value proposition for spinal deformity surgeons.

Financing History

Over its lifetime, the company has raised approximately $2 million in capital via equity and convertible notes. The company has raised additional funds via debt, primarily EIDL disaster loans and vendor credit.

Future Financing Plans and Use of Funds

Teslake plans to raise $1,234,652.76 through Regulation CF funding via offering Series A Common Stock Shares.

The following table illustrates how we intend to use the net proceeds received from this Offering (rounded to the nearest whole dollar). The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds for Minimum	Minimum Amount	% of Proceeds for Maximum	Amount for Maximum
Spine Implants/Instrument Inventory	8.10%	$2,043	8.10%	$100,000
Guardinium™ Alloy Instruments	9.31%	$2,348	9.31%	$115,025
SMR Second Generation	53.85%	$13,584	53.85%	$665,000
Working Capital	8.10%	$2,041	8.10%	$99,653
Accountant / Bookeeper, new hire	4.86%	$1,226	4.86%	$60,000
Marketing & Advertising	7.29%	$1,839	7.29%	$90,000
Intermediary Fees	8.50%	$2,144	8.50%	$104,975
Total	**100.0%**	**$25,225**	**100.00%**	**$1,234,653**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Short-term Objectives (0-12 months)

1. Increase inventory of existing spine implant product lines.
2. Build inventory of new deformity spine implants (FDA approval is pending).
3. Launch Guardinium™ surgical instruments.
4. Hire additional salespeople.
5. Prototype the next generation of spine manipulating robot.

Long-term Objectives (>12 months)

1. Operate at breakeven, on an operating basis.
2. Develop the first clinically-usable version of the spine manipulating robot.
3. Continued addition of distributors, growth of revenues, and expansion of the antimicrobial products.

Existing Products

The focus in on lumbar fusions, currently mini-open TLIF and PLIF procedures. A mini-open procedure is performed with conventional retractors but utilizing a midline muscle-sparing approach. The modular pedicle screw (MPS) system provides some surgeon-preference features in this setting, allowing the surgeon to place the screw shanks independently of the tulip heads. Sometimes implanted in tandem with the screws is an interbody fusion cage. Surgeons prefer a variety of shapes and sizes of cages, and the company has a variety of different types of cages approved by FDA.

The uniqueness of the product offering is in the planned introduction of a permanent antimicrobial metal, Guardinium™ Alloy out of which the instruments will be made. The company has completed all the biological testing and manufacturing validations to begin production and commercialization of these instruments. They are similar in strength to stainless steel, have high corrosion resistance, and eradicate microbes that land on them.

In the future, the spine manipulating robot (SMR) will assist surgeons in the intraoperative correction of spinal deformities. This will give Teslake access to surgeries where significantly more implants are used per procedure, increasing the average selling price (ASP) per procedure.

Spinal Implant Market

The spinal implant market in the US was valued at about $7.4 billion in 2020, with expectations to grow at a CAGR of 5.3% to $9.5 billion by 2025.

The most commonly performed instrumented spinal procedure is interbody fusion, at about 352,000 per year in the US. These are a combination of different types of fusions: anterior approach (ALIF), lateral approach (LLIF and XLIF), and posterior approach (PLIF and TLIF). Fusions are performed predominantly for degenerative conditions, and from the posterior approach, and are predominantly one and two-level procedures. Less frequent, but still a relatively common procedure, are long scoliosis curve corrections in both pediatric and adult patients. The MPS and interbody cage products that Teslake produces could be indicated for most of those procedures at a per-procedure value averaging $7,990 when one and multi-level procedures are combined.

Competition

The spine market is populated by a variety of companies providing a wide range of specialty products. Medtronic has the largest market share, followed by Johnson and Johnson, and Nuvasive/Globus. Other major companies in the space include Stryker, Zimmer-Biomet, Orthofix, and Alphatec. A large variety of smaller companies also compete in the space.

There are a multitude of interbody fusion cages and pedicle screws on the market, many of which have reasonably similar non-differentiated designs. The larger market participants have taken to creating market differentiation by supplying ancillary products, such as surgical navigation or robotics platforms.

Customers

In the surgical implant space, customers are surgeons. They may be working at hospitals or surgery centers, and depending on the institution, various levels of product approvals may need to be obtained. The facility purchases and pays for the products utilized by the surgeon in the procedure.

Manufacturing Costs

The spine implant products typically carry about high gross margins compared to the manufacturing costs. Offsetting this apparently robust margin is the need to provide a complete set of sizes for each surgery (when only a few implants are actually utilized), which requires an up-front capital investment. Sales commissions paid per procedure must also be factored in. The manufacturing costs "per implant" are less significant than other costs associated with the implant sale.

Sales and Cost of Sales

Implant sales are managed via commissioned independent distributors. Pricing varies based on negotiated rates at each hospital, so it is best to consider an "Average Selling Price" (ASP) for a whole procedure.

For example, a single-level degenerative lumbar fusion would utilize 4 pedicle screws, 2 rods, and 1 or 2 fusion cages. A two-level fusion would utilize 2 more screws (for a total of 6) and an additional 1 or 2 more fusion cages (for a total of 2-4), but would not utilize more rods, just longer ones.

ASP forecasts are made from assumptions about the procedural volume, number of levels performed, and pricing per surgeon, per hospital.

Marketing Costs

Marketing in the surgical implant industry is primarily word-of-mouth. Typically, personal relationships with potential surgeon customers play a big part, whether those are with Teslake personnel, distributors, or peer-to-peer networking with other surgeons. Marketing collateral materials (sales sheets, brochures, videos, etc) are created in-house, and are thus captured in existing SG&A costs.

Research and Development

Areas for research and product development in the spine business going forward include:

1. Designing a large variety of instruments from Guardinium^{TM} Alloy, instead of stainless steel. The basic manufacturing process validations are complete, and the biocompatibility testing is complete, however, the work of making models, blueprints, and other specifications for each individual instrument remains to be performed.

2. The spine manipulating robot (SMR) development is in its early stages. To date, a functional prototype has been built. That prototype was utilized in a cadaver study, which was published in a peer-reviewed journal. A new version, with increased functionality, has been designed and prototyped, but not yet tested. The development path for the robot will be stepwise, to first introduce the most basic functional unit of the robot, get it into clinical use, and then expand its functionality with progressively more complex iterations.

3. Expanded biological testing of Guardinium^{TM} Alloy's effect on a variety of microbial species. Surgeons will want to understand the effectiveness and length of time taken the eliminate specific microbes associated with patient infections.

4. Expanded biocompatibility testing of Guardinium^{TM} Alloy to determine its suitability for temporary (e.g. 30 days or less) and permanent implant applications. If successful, Guardinium^{TM} Alloy implants could be impervious to biofilm formation. This would open the door to a wide variety of additional applications.

Capital Requirements (next 12 months)

Spine Implants

Investments into implant and instrument inventory are expected to amount to $200,000. This will primarily expand the availability of the interbody spinal fusion cages. Surgeons have different preferences for different shapes and sizes of these implants. With the availability of more variety, more surgeons will utilize that product line.

Guardinium™ Alloy Instruments

The first antimicrobial instruments to be commercialized will be a set of surgical tools utilized to remove intradiscal tissue & prepare the interbody disc space for receiving a fusion cage implant. The cost to build several of these sets is anticipated to be $150,000. Due to their uniqueness, once these instruments are available, Teslake will have the ability to sign supply agreements with more hospitals. This will result in greater implants sales.

Spine Manipulating Robot (SMR)

It is anticipated that building the second-generation SMR will cost $150,000. This should result in a single functional prototype that could technically be used clinically. However, we do not anticipate having FDA approval to do so. This robot will be used for additional cadaveric studies & as a demonstration tool to get surgeons & investors interested in the company.

Working Capital

Hiring additional salespeople is critical for increasing the number of surgeons using the company's products. The increase in payroll for the increased sales force, cost of raising capital, plus existing working capital requirements are expected to be $700,000 over the next twelve months.

Projections

Teslake anticipates operating at a loss for 2023. Once additional implant sets are utilized, Teslake will become cash-flow positive. This process is expected to take at least six months. The sales cycle in the surgical implant space is slow, often taking 6 months or more to get from the surgeon's agreement to use the product, through hospital approval, case scheduling, and the actual surgical procedure taking place.

The Guardinium™ Alloy surgical instruments will speed up the hospital approval process. Many hospitals try to reduce costs by selecting a "sole source" vendor, or a small group of vendors with negotiated price agreements. For a small company, this usually means that it's not possible to supply that hospital with implants that are similar to those offered by bigger competitors. However, those supply agreements always have carve-outs for "unique technology". Since no other company has permanent antimicrobial instruments, having the Guardinium™ Alloy surgical instruments opens the door to being able to get into those hospitals.

The SMR will impact sales further into the future. The net impact will be to increase the ASP per procedure from its current $7,990 for a typical one or two-level degenerative fusion to $30,000 to $50,000 per procedure for a spinal deformity correction procedure. Similarly, no competitive technology exists that would allow a competitor to block access to a hospital.

Upon reaching profitability, Teslake anticipates re-investing any excess cash back into growing top-line sales and R&D for several years. Teslake does not anticipate making cash distributions or paying dividends.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware in December, 2019. Accordingly, we have limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the time required to commercialize FDA approved products, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our implants, surgical instruments, and robotics are highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved implants, surgical instruments, and robotics and thus may be better equipped than us to develop and commercialize implants, surgical instruments, and robotics. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our implants, surgical instruments, and robotics will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide major components, major subsystems and final versions of our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide major components, major subsystems and final versions of our products which meet required specifications and perform to our and our customers 'expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular major components, major subsystems and final versions of our products.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors 'capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Our business depends on developing and maintaining close and productive relationships with our vendors.

We depend on our vendors to manufacture and supply implants, instruments and robotic components at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors 'ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, and a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled, or tainted ingredients or components in our products, which would negatively affect our products and our customer's experience with them and could decrease customer demand for our products. In addition, if there are serious illnesses or injuries due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

Customers often finance purchases of our products, particularly Surgical Robotics.

Many hospitals and outpatient facilities do not have the capital to purchase our equipment and need to secure financing to pay for such purchases. Declines in the lending environment including fewer lenders, tighter underwriting and loan approval criteria, greater down payment requirements and, in some cases, higher interest rates have impaired customers 'ability to finance and purchase our products. If credit conditions worsen, and adversely affect the ability of customers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in sales of our products or delay any improvement in our sales.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results by encouraging potential customers to delay surgical procedures. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal, and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by using Data Integrity and Compliance standards. The expenses associated with protecting our information/ these steps could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Terrorist attacks and threatened attacks as well as global pandemics have from time to time materially adversely affected the demand for surgical procedures and have also resulted in increased safety and security costs for us and the medical device industry generally.

Safety measures create delays and inconveniences and can, in particular, reduce our competitiveness against surface transportation for certain routes. Additional terrorist attacks as well as global pandemics, even if not made directly on the orthopedic industry, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on the Company and the orthopedic industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other orthopedic industry risks and also have the potential to interfere with our business by disrupting supply chains and the delivery of products to customers.

Climate change, climate change regulations, and greenhouse gas effects may adversely impact our operations.

There is growing concern from some members of the scientific community and some segments of the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Climate change could have a material adverse effect on our results of operations, financial condition, and liquidity. Regulations related to these effects may affect the manufacture of certain component or finished good for the orthopedic industry could impact our business.

We may become subject to legislation and regulation regarding climate change, and compliance with any new rules could be difficult and costly. Concerned parties, such as legislators and regulators, shareholders and non-governmental organizations, as well as companies in many business sectors, are considering ways to reduce GHG emissions. Foreign, federal, state and local regulatory and legislative bodies have proposed various legislative and regulatory measures relating to climate change, regulating GHG emissions and energy policies. If such legislation is enacted, we could incur increased energy, environmental and other costs and capital expenditures to comply with the limitations. Due to the uncertainty in the regulatory and legislative processes, as well as the scope of such requirements and initiatives, we cannot currently determine the effect such legislation and regulation may have on our operations.
We could face increased costs related to defending and resolving legal claims and other litigation related to climate change and the alleged impact of our operations on climate change.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Lukas Eisermann and Stephen Foti, who co-founded the company, joining it from it's inception. They are acting as the President and Chief Executive Officer of the Company, respectively. The Company has or intends to enter into employment agreements with them although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of either of the co-founders or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on third-party suppliers for the materials used in the manufacturing of our products.

If any of our suppliers changes its sales strategy to reduce its reliance on distribution channels, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in manufacturing operations (or failure to locate a suitable replacement for such suppliers) could materially adversely affect our business, prospects, or results of operations. Most of our agreements with suppliers are terminable by either party on short notice for any reason. Although we believe our relationships with these key suppliers are good, they could change their strategies as a result of a change in control, expansion of their direct sales force, changes in the marketplace or other factors beyond our control, including a key supplier becoming financially distressed.

We rely on various intellectual property rights, including patents and licenses in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations.

We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key individuals and engineers. In particular, the Company is dependent on its co-founders, Lukas Eisermann and Stephen Foti. The Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if either were to die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person or certain engineers could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes- Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID- 19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees 'or consultants 'ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including quarantines and lockdowns which impair the Company's business including marketing and sales efforts, supply chain, etc. The complexity of our development requires in-person collaboration – quarantines and other regulations that restrict the free congregation of employees are disruptive to our efficiency and could restrict our ability to continue development. Similarly, such restrictions could adversely affect our suppliers on whom we are heavily dependent. If our suppliers are unable to fulfill orders it would materially impact our business. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

The successful development of our products is uncertain.

The product candidates that we expect to develop are based on processes and methodologies that are not currently widely employed. Our development of current and future product candidates is subject to the risks of failure and delay inherent in the development of new products and products based on new technologies, including:

- delays in product development, clinical testing, or manufacturing;
- unplanned expenditures in product development, clinical testing, or manufacturing;
- failure to receive regulatory approvals;
- inability to manufacture on our own, or through any others, product candidates on a commercial scale;

- failure to achieve market acceptance; an

- emergence of superior or equivalent products.

Because of these risks, our research and development efforts may not result in any commercially viable products. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successfully, our business, financial condition, and results of operations may be materially harmed.

Certain provisions of the Health Care Reform Law could affect us adversely.

The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act (the Healthcare Reform Law), each enacted in March 2010, generally known as the Health Care Reform Law, significantly expand health insurance coverage to uninsured Americans and changes the way health care is financed by both governmental and private payers. Additionally, further federal and state proposals for health care reform are likely. Such regulation could have a negative effect on our business, financial condition, and results of operations.

The Health Care Reform Law 2.3% excise tax on domestic sales of medical devices by manufacturers and importers beginning in 2013, and the fee on branded prescription drugs and biologics that was implemented in 2011, may adversely affect sales and cost of goods sold.

For example, (i) where we purchase medical devices from third-party manufacturers, the manufacturers may increase their prices to cover their payment of the excise tax and our costs to purchase such medical devices may therefore increase and (ii) where we manufacture medical devices or are the importer of record, our cost of goods sold have increased because we are subject to paying the excise tax.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations.

Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing in many countries where we do business, including the U.S. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. As a U.S. headquartered Company with significant anticipated sales in the U.S., this healthcare reform legislation will materially impact/is materially impacting us. Certain provisions of the legislation will not be effective for a number of years and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations. Further, we cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that lower reimbursements for our products, reduce medical procedure volumes or increase cost containment pressures on us or other participants in the healthcare industry could adversely affect our business and results of operations.

A significant portion of our patient volume will be derived from government health care programs, principally Medicare and Medicaid.

Specifically, we anticipate that we will derive a significant portion of our revenues from the Medicare and Medicaid programs in the future. Changes in government health care programs may reduce the reimbursement we receive and could adversely affect our business and results of operations. The Budget Control Act of 2011 (BCA) provides for new spending on program integrity initiatives intended to reduce fraud and abuse under the Medicare program. The BCA requires automatic spending reductions of $1.2 trillion for federal fiscal years 2013 through 2021, minus any deficit reductions enacted by Congress and debt service costs. However, the percentage reduction for Medicare may not be more than 2% for a fiscal year, with a uniform percentage reduction across all Medicare programs. We are unable to predict how these spending reductions will be structured, and any other deficit reduction initiatives that may be proposed, but they could adversely affect our business and results of operations.

Changes to government health care programs that reduce payments under Medicare and Medicaid may negatively impact payments from commercial third-party payers.

The Healthcare Reform Law will result in increased state legislative and regulatory changes in order for states to comply with new federal mandates, such as the requirement to establish or participate in Exchanges and to participate in grants and other incentive opportunities. In its June 28, 2012 ruling, the U.S. Supreme Court struck down the portion of the Health Reform Law that would have allowed the Department of Health and Human Services to penalize states that do not implement the Medicaid expansion provisions with the loss of existing federal Medicaid funding. Thus, states may opt not to implement the expansion. In some cases, commercial third-party payors rely on all or portions of Medicare payment systems to determine payment rates. Current or future health care reform and deficit reduction efforts, changes in laws or regulations regarding government health care programs, other changes in the administration of government health care programs and changes to commercial third-party payers in response to health care reform and other changes to government health care programs could have a material, adverse effect on our financial position and results of operations.

Privacy laws and regulations could restrict our ability or the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products.

State, federal, and foreign laws, such as the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), regulate the confidentiality of sensitive personal information and the circumstances under which such information may be released. These and future laws could have an adverse impact on our results of operations. Other health information standards, such as regulations under HIPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specified electronic transactions, for example transactions involving claims submissions to third party payors. These also continue to evolve and are often unclear and difficult to apply. In addition, under the federal Health Information Technology for Economic and Clinical Health Act (HITECH Act), which was passed in 2009, many businesses that were previously only indirectly subject to federal HIPAA privacy and security rules became directly subject to such rules because the businesses serve as "business associates" to our customers. On January 17, 2013, the Office for Civil Rights of the Department of Health and Human Services released a final rule implementing the HITECH Act and making certain other changes to HIPAA privacy and security requirements. Compliance has increased the requirements applicable to some of our businesses. Failure to maintain the confidentiality of sensitive personal information in accordance with the applicable regulatory requirements, or to abide by electronic health data transmission standards, could expose us to breach of contract claims, fines and penalties, costs for remediation and harm to our reputation.

The healthcare industry is highly regulated.

We are subject to regulation in the U.S. at both the federal and state level and in foreign countries. In addition, the U.S. federal and state governments have allocated greater resources to the enforcement of these laws. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

Products that we manufacture, source, distribute or market are required to comply with regulatory requirements.

To lawfully operate our businesses, we are required to hold permits, licenses and other regulatory approvals from, and to comply with operating and security standards of, governmental bodies. Failure to maintain or renew necessary permits, licenses or approvals, or noncompliance or concerns over noncompliance may result in suspension of our ability to distribute, import or manufacture products, product recalls or seizures, or criminal and civil sanctions and could have an adverse effect on our results of operations and financial condition.

The manufacture, distribution, marketing and use of our products are subject to extensive regulation and increased scrutiny by the Food and Drug Administration (FDA) and other regulatory authorities globally.

Any new product must undergo lengthy and rigorous testing and other extensive, costly and time-consuming procedures mandated by FDA and foreign regulatory authorities. Changes to current products may be subject to vigorous review, including additional 510(k) and other regulatory submissions, and approvals are not certain. Our facilities must be approved and licensed prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of FDA or other regulatory authorities, including a failed inspection or a failure in our adverse event reporting system, could result in adverse inspection reports, warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, refusal of a government to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. Any of these actions could cause a loss of customer confidence in us and our products, which could adversely affect our sales and results of operations.

The sales, marketing and pricing of products and relationships that pharmaceutical and medical device companies have with healthcare providers are under increased scrutiny by federal, state, and foreign government agencies.

Compliance with the Anti-Kickback Statute, False Claims Act, Food, Drug and Cosmetic Act (including as these laws relate to off-label promotion of products) and other healthcare related laws, as well as competition, data and patient privacy and export and import laws is under increased focus by the agencies charged with overseeing such activities, including FDA, Office of Inspector General (OIG), Department of Justice (DOJ) and the Federal Trade Commission. The DOJ and the Securities and Exchange Commission have also increased their focus on the enforcement of the U.S. Foreign Corrupt Practices Act (FCPA), particularly as it relates to the conduct of pharmaceutical companies.

Federal and State Laws Pertaining to Healthcare Fraud and Abuse Could Adversely Affect Our Business.

We are subject to various federal and state laws targeting fraud and abuse in the healthcare industry, including anti-kickback laws, false claims laws, laws constraining the sales, marketing and other promotional activities of manufacturers of medical devices by limiting the kinds of financial arrangements we may enter into with physicians, hospitals, laboratories and other potential purchasers of medical devices, laws requiring the reporting of certain transactions between us and healthcare professionals and HIPAA, as amended by HITECH, which governs the conduct of certain electronic healthcare transactions and protects security and privacy of protected health information. Violations of these laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in government healthcare programs such as Medicare and Medicaid. Many of the existing requirements are new and have not been definitively interpreted by state authorities or courts, and available guidance is limited. Unless and until we are in full compliance with these laws, we could face enforcement action and fines and other penalties, and could receive adverse publicity, all of which could materially harm our business. In addition, changes in or evolving interpretations of these laws, regulations, or administrative or judicial interpretations, may require us to change our business practices or subject our business practices to legal challenges, which could have a material adverse effect on our business, financial condition and results of operations.

We may rely on a small group of third-party distributors to effectively distribute our products.

We will depend, in part, on medical device distributors for the marketing and selling of our products in most geographies both inside and outside of the United States. We depend on these distributors ' efforts to market our products, yet we are unable to control their efforts completely. These distributors typically sell a variety of other, competing products that may limit the resources they dedicate to selling our products. In addition, we are unable to ensure that our distributors comply with all applicable laws regarding the sale of our products. If our distributors fail to effectively market and sell our products, in full compliance with applicable laws, our operating results and business may suffer. Recruiting and retaining qualified third-party distributors and training them in our technology and product offerings require significant time and resources. To develop and expand our distribution, we must continue to scale and improve our processes and procedures that support our distributors. Further, if our relationship with a successful distributor terminates, we may be unable to replace that distributor without disruption to our business. If we fail to maintain relationships with our distributors, fail to develop new relationships with other distributors, including in new markets, fail to manage, train or incentivize existing distributors effectively, or fail to provide distributors with competitive products on attractive terms, or if these distributors are not successful in their sales efforts, our revenue may decrease and our operating results, reputation and business may be harmed.

The commercial success of our products will depend in part upon the level of reimbursement we receive from third parties for the cost of our products to users.

The commercial success of any product will depend, in part, on the extent to which reimbursement for the costs of our products and related treatments will be available from third- party payors such as government health administration authorities, private health insurers, managed care programs, and other organizations. Adequate third-party insurance coverage may not be available for us to establish and maintain price levels that are sufficient for us to continue our business or for realization of an appropriate return on investment in product development.

If we are unable to educate physicians on the safe and effective use of our products, we may be unable to achieve our expected growth.

An important part of our sales process includes the education of physicians on the safe and effective use of our products. There is a learning process for physicians to become proficient in the use of our products and it typically takes several procedures for a physician to become comfortable using our implants, instruments, and surgical robot. If a physician experiences difficulties during an initial procedure or otherwise, that physician may be less likely to continue to use our product, or to recommend it to other physicians. It is critical to the success of our commercialization efforts to educate physicians on the proper use of the products, and to provide them with adequate product support during clinical procedures. It is important for our growth that these physicians advocate for the benefits of our products in the broader marketplace. If physicians are not properly trained, they may misuse or ineffectively use our products. This may also result in unsatisfactory patient outcomes, patient injuries, negative publicity or lawsuits against us, any of which could have an adverse effect on our business.

The design, manufacture, and marketing of the medical devices we produce entail an inherent risk of product liability claims.

Manufacturing and marketing of our commercial products, and clinical testing of our products under development, may expose us to product liability and other tort claims. Although we have, and intend to maintain, liability insurance, the coverage limits of our insurance policies may not be adequate and one or more successful claims brought against us may have a material adverse effect on our business and results of operations. There are a number of factors that could result in an unsafe condition or injury to, or death of, a patient with respect to these or other products which we manufacture or sell, including component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information. Product liability claims may be brought by individuals or by groups seeking to represent a class. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits often seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Any costs (the material components of which are settlements, judgments, legal fees and other related defense costs) not covered under our previously issued product liability insurance policies and existing reserves could have a material adverse effect on our revenues, financial position and cash flows. Additionally, product liability claims could negatively affect our reputation, continued product sales, and our ability to obtain and maintain regulatory approval for our products.

We depend on fewer suppliers for our products and therefore we may be less able to negotiate price terms with suppliers.

In recent years, medical device suppliers have been subject to increasing consolidation. As a result, a small number of very large companies control a significant share of the market. Many healthcare organizations also have consolidated to create larger healthcare enterprises with greater market power. If this consolidation trend continues, it could reduce the size of our target market and give the resulting enterprises greater bargaining power, which may lead to a decrease in the prices for our products and services.

If third-party payors do not provide adequate coverage and reimbursement for the use of our products, our revenues will be negatively impacted.

Our success in marketing our products depends in large part on whether U.S. and international government health administrative authorities, private health insurers and other organizations will adequately cover and reimburse customers for the cost of our products. In the United States, a third-party payor's decision to provide coverage for our products does not imply that an adequate reimbursement rate will be obtained. Further, one third-party payor's decision to cover our products does not assure that other payors will also provide coverage for the products or provide coverage at an adequate reimbursement rate. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. In many international markets, a product must be approved for reimbursement before it can be approved for sale in that country. Further, many international markets have government-managed healthcare systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government-managed systems. If sufficient coverage and reimbursement is not available for our current or future products, in either the United States or internationally, the demand for our products and our revenues will be adversely affected.

Risks Relating to the Offering

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

Any valuation at this stage is difficult to assess.

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. No independent valuation of the Company has been performed in determining the terms of this Offering. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Series A Common Stock Shares will not be freely tradable. Although the Series A Common Stock Shares may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series A Common Stock Shares. Because the Series A Common Stock Shares have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Series A Common Stock Shares have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Series A Common Stock Shares may also adversely affect the price that you might be able to obtain for the Series A Common Stock Shares in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulations applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

There is no guarantee you will have a positive return on investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 66.5% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of Series A Common Stock Shares will be subject to dilution.

Owners of Series A Common Stock Shares do not have preemptive rights. If the Company conducts subsequent Offerings of Series A Common Stock Shares or Securities convertible into Series A Common Stock Shares, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other Series A Common Stock Shares issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

Investors in the company's offering will assign their voting rights to our President.

In order to subscribe to Series A Common Stock Shares in this offering, each investor will be required to grant an irrevocable proxy, giving the right to vote its Series A Common Stock Shares to the company's President. This irrevocable proxy will limit investors 'ability to vote their Series A Common Stock Shares until the events specified in the proxy, which include the company's initial public offering (IPO), which may never happen.

The Securities will be equity interests in the Company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.

The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of Series A Common Stock Shares.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Our valuation and our offering price have been established internally and are difficult to assess.

The company has set the price of its Series A Common Stock Shares at $50.45 per share, plus a 3% Investor Transaction Fee, see "The Offering" for further details on this fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

The Company is offering up to 23,745 of Series A Common Stock Shares for up to $1,234,982.70. The Company is attempting to raise a minimum amount of $25,046.41 representing 482 shares in this Offering (the "Minimum Amount"), and Investor Processing Fees of 3%, up to $150 per investment. The Company must receive commitments from investors in an amount totaling the Minimum Amount by December 31, 2023 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,234,982.70 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

Investors will be required to pay an Investor Processing Fee of 3% not to exceed a maximum of $150 per investment ("Investor Transaction Fee"), in addition to the cost of the Shares to the Company at the time of the subscription to help offset transaction costs. The Broker will receive a cash commission on this fee. There is a minimum amount of $103.93 (2 shares) to be purchased for each investment, which includes the Investor Transaction Fee.

The Offering is being made through DealMaker Securities LLC (the "Intermediary"), CRD Number 315324, SEC File Number 008-70756, and CIK Number 000182856. The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. The rights and obligations of any Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment up to 48 hours Offering Deadline, or an earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price was determined based on comparable companies and transaction analysis.

Investors may be granted "perks" in the form of discounted shares and a remote or dinner meeting with one or both founders, as shown in the table below.

Investment	Discount	Share Price	Other Perks
Less than $5,000	0%	$50.45	
$5,000	2%	$49.44	
$10,000	5%	$47.93	
$15,000	8%	$46.41	
$25,000	11%	$44.90	
$50,000	15%	$42.88	Zoom with Co-founders
$100,000	20%	$40.36	Dinner with Steve +/or Lukas

The Offering is being made through DealMaker Securities LLC, the Intermediary. The following two Sections below set forth the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer will have paid a cash fee of eight and a half percent (8.5%) of the amount raised in the Offering to the Intermediary, including the Investor Transaction Fee. In addition, the Issuer will have paid to the Intermediary and its affiliates, a one-time activation fee of $20,500, a monthly subscription fee of $2,000 and a monthly marketing fee of $15,000.

Stock, Warrants and Other Compensation

None.

Transfer Agent and Registrar

The transfer agent and registrar for the Securities is Worldwide Stock Transfer.

The Securities
We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 10,000,000 shares of common stock, par value $0.01 per share, of which 618,388.35 common shares will be issued and outstanding.

Dividends

The company has never issued dividends and it is uncertain when the company may ever be able to issue dividends to holders of its capital stock.

Voting and Control

The Series A Common Stock Shares in this Offering require investors to assign their vote to the company's President, Lukas Eisermann.

The Company does have stockholder/equity holder agreements in place. The Stockholder Agreement details the Voting Arrangements.

Minority Ownership Risks

As a minority owner, the investors in this offering cannot control any day-to-day decisions of the Company that might affect the value of their interest. A minority owner will not have any rights in regard to the actions of the Company, including additional issuances of securities, company repurchase of securities, a sale of the Company or its significant assets, or company transactions with related parties. Investors in the Offering will hold minority, non-voting interests.

Voting Rights and Proxy

Each holder of the Company's Series A Common Stock Shares is entitled to cast the number of votes equal to the number of whole shares of Common Stock owned. The subscription agreement that investors will execute in connection with this offering grants an irrevocable proxy to the Company's President to (i) vote all securities held of record by the investor (including any shares of the Company's capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the President determines is necessary or appropriate at the President's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the President for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Series A Common Stock Shares. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investor becomes party to the subscription agreement and must agree to be bound by the terms of the proxy. The proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years from the date of execution of the subscription agreement.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Series A Common Stock Shares.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Disqualification

The Company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports are due within 120-days of the Issuer's fiscal year end and will be posted on our website, at www.teslake.com.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Information Regarding Length of Time of Offering

Investment Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Investment Cancellations:

Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period, and investors will receive the securities from the issuer in exchange for their investment.

Notifications:

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days 'notice prior to the expedited

Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes:
Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Rolling and Early Closings:
The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days 'notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

	Amount Outstanding	Voting Rights
Common Stock Shares	594,643.35	Yes
Series A Common Stock Shares	0	Yes*
Warrants	28.800	No
Stock Options	18,028.90	No
Convertible Notes	$375,000	No

If holders of warrants and stock options exercise the warrants or options, common stock holders will experience some dilution. When convertible notes convert to common stock, common stock holders will experience some dilution.

24. Describe the material terms of any indebtedness of the issuer: as of 12/31/2022

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Bank of America Credit Card	$11,899	16.240%	Recurring
Wells Fargo Bank CC MC	$48,684	14.500%	Recurring
Wells Fargo CC Visa	$15,699	17.420%	Recurring
JPMorgan Chase Bank, N.A. CC	$8,770	20.990%	Recurring
US Bank CC	$774	25.990%	Recurring
US BANK Credit Line	$94,180	15.750%	Recurring
SBA EIDL - Teslake	$162,216	3.75%	05/2050
SBA EIDL - Eisertech	$304,800	3.75%	05/2050
SBA EIDL - MedTechDirect	$500,000	3.75%	03/2050
Bluevine Capital Inc.	$54,990	1.93%	03/2024
Freedom Financial Consulting, Inc.	$188,103	-	10/2028
	$1,390,115		

25. What other exempt offerings has the issuer conducted within the past three years?

Description of the Offering	Date of the Offering	Type of Securities Offered	Offering Exemption	Amount of Securities Sold
Series of Notes all with Identical Terms; minimum of $25,000, 2 year maturity from the date of subscription/effective date.	05/15/2019-7/12/2023	Convertible notes	Section 4(2)/Regulation D Rule 506(b)	$1,260,000.00

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? Yes No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Please see Attachment 1 for the Independent Accountant's Review Report.

FINANCIAL INFORMATION

Teslake, Inc.
Balance Sheets

	Year Ended December 31, 2020	Year Ended December 31, 2021	Year Ended December 31, 2022
Assets			
Current Assets			
Cash and Equivalents	$118,650.61	$662,832.51	$82,470.06
Short Term Investments	$0.00	$0.00	$0.00
Cash and Short Term Investments	$118,650.61	$662,832.51	$82,470.06
Accounts Receivable	$5,250.00	$49,049.21	$100,100.46
Provision for Doubtful Accounts	$0.00	$0.00	$0.00
Total Receivables Net	$5,250.00	$49,049.21	$100,100.46
Inventory Finished Goods	$579,643.45	$704,848.01	$1,062,878.85
Inventory Work in Progress	$0.00	$0.00	$0.00
Inventory Raw Materials	$8,463.38	$8,463.38	$8,463.38
Total Inventory	$588,106.83	$713,311.39	$1,071,342.23
Prepaid Expenses	$31,267.76	$150,150.14	$47,983.65
Other Current Assets	$255,000.00	$36,973.15	$0.00
Total Current Assets	**$998,275.20**	**$1,612,316.40**	**$1,301,896.40**
Long Term Assets			
Property Plant Equipment Gross	$19,357.26	$0.00	$298,131.98
Accumulated Depreciation	($18,553.00)	$0.00	($42,603.06)
Property Plant Equipment Net	$804.26	$0.00	$255,528.92
Goodwill Net	$0.00	$0.00	$0.00
Intangibles Gross	$25,307.60	$25,307.60	$79,815.22
Accumulated Intangible Amortization	($11,169.00)	($12,855.00)	($19,991.76)
Intangibles Net	$14,138.60	$12,452.60	$59,823.46
Start-Up Costs	$0.00	$0.00	$0.00
Accumulated Start-up Amortization	$0.00	$0.00	$0.00
Start-Up Costs Net	$0.00	$0.00	$0.00
Other Long Term Assets	$2,357.00	$2,107.00	$0.00
Total Long Term Assets	**$17,299.86**	**$14,559.60**	**$315,352.38**
Total Assets	*$1,015,575.06*	*$1,626,876.00*	*$1,617,248.78*
Liabilities			
Current Liabilities			
Accounts Payable	$8,360.23	$20,439.01	$57,918.31
Accrued Expenses	$0.00	$0.00	$0.00
Notes Payable and Short Term Debt	$170,436.30	$206,904.85	$256,038.92
Other Current Liabilities Total	($20,014.75)	$41,510.89	$129,064.03
Total Current Debt & Liabilities	**$158,781.78**	**$268,854.75**	**$443,021.26**
Long Term Liabilities			
Long Term Debt	$1,413,077.73	$1,726,521.55	$1,596,420.01
Capital Lease Obligations	$0.00	$0.00	$0.00
Other Long Term Liabilities	$687,997.67	$780,694.55	$737,945.24
Total Long Term Debt & Liabilities	**$2,101,075.40**	**$2,507,216.10**	**$2,334,365.25**
Total Debt & Liabilities	*$2,259,857.18*	*$2,776,070.85*	*$2,777,386.51*
Shareholder Equity			
Retained Earnings	($544,055.61)	($1,957,914.62)	($2,222,427.35)
Unrealized Gain / (Loss)	$0.00	$0.00	($33,450.28)
Current Period Profit / (Loss)	($1,413,859.01)	($264,512.73)	($182,618.48)
Treasury Stock	$0.00	$0.00	$0.00
Other Equity Total	$0.00	$0.00	$0.00
Capital Stock	$150,425.00	$150,425.00	$150,425.00
APIC	$563,207.50	$922,807.50	$1,127,933.38
Total Equity / Retained Earnings	**($1,244,282.12)**	**($1,149,194.85)**	**($1,160,137.73)**
Total Liabilities and Shareholders' Equity	*$1,015,575.06*	*$1,626,876.00*	*$1,617,248.78*

Teslake, Inc.
Income Statements

	Year Ended December 31, 2020	Year Ended December 31, 2021	Year Ended December 31, 2022
Sales Revenue			
Revenue	$158,298.93	$289,439.11	$780,805.00
Other Revenue	$29,918.10	$79,163.02	$87,621.83
Net Revenue	$188,217.03	$368,602.13	$868,426.83
Cost of Goods Sold	$17,347.58	$23,705.62	$41,252.55
Gross Profit	$170,869.45	$344,896.51	$827,174.28
Operating Expenses			
Selling/Gen/Admin Expense	$1,488,719.42	$487,269.06	$854,559.91
Research & Development	$12,780.39	$14,513.00	($464.04)
Depreciation/Amortization	$3,615.96	$2,490.26	$49,739.82
Unusual Expense	$0.00	$0.00	$0.00
Other Operating Expense	$10.80	($524.00)	$50.00
Total Operating Expense	$1,505,126.57	$503,748.32	$903,885.69
Operating Gain/Loss			
Total Operating Income (Profit / Loss)	($1,334,257.12)	($158,851.81)	($76,711.41)
Non_Operating Income & Expenses			
Interest Income	$15.69	$0.00	$0.00
Interest Expense	$79,617.54	$105,661.74	$105,907.07
Net Income	**($1,413,858.97)**	**($264,513.55)**	**($182,618.48)**

Teslake, Inc.
Statements of Cash Flows

	Year Ended December 31, 2020	Year Ended December 31, 2021	Year Ended December 31, 2022
Cash Flows From Operating Activities			
Cash Receipts From Customers	$397,763.46	$265,540.61	$735,388.75
Cash Paid to Suppliers	$127,620.94	$267,729.12	$315,307.75
Cash Paid to Employees	$603,320.45	$140,053.44	$143,053.35
Commissions Paid	$12,150.00	$80,937.13	$300,385.75
Cash Generated from Operations	($345,327.93)	($223,179.08)	($23,358.10)
Cash Paid Other Services	$160,176.74	$104,073.16	$209,327.39
Cash Paid to Interest	$9,495.16	$26,065.67	$33,148.48
Taxes Paid	$44,106.57	$11,791.43	$44,333.84
Net Cash From Operating Activities	($559,106.40)	($365,109.34)	($310,167.81)
Cash from/Used by Investing activities			
Purchase of Fixed Assets	$0.00	$0.00	$0.00
Sales of Fixed Assets	$0.00	$0.00	$0.00
Other Investing Cash Flow	$0.00	$0.00	$0.00
Interest Income	$37.53	$0.03	$0.00
Total Cash from Investing	$37.53	$0.03	$0.00
Cash From / Used By Financing Activities			
Proceeds From Issuance of Stock	$0.00	$0.00	$0.00
Proceeds from Issuance of Long Term Debt	$633,000.00	$500,000.00	$304,800.00
Proceeds from Issuance of Short Term Debt	$88,722.45	$90,030.00	$178,862.48
Principal Payments of Long Term Debt	$39,821.55	$11,995.81	$513,554.56
Principal Payments of Short Term Debt	$154,921.70	$67,293.60	$231,754.47
Total Distributions Paid	$0.00	$0.00	$0.00
Net Cash From Financing Activities	$526,979.20	$510,740.59	($261,646.55)
Increase / Decrease in Cash			
Net Change in Cash	($32,089.67)	$145,631.28	($571,814.36)

A principal executive officer certifying financial statements as described above must provide the following certification**:

I, _____ , certify that:

(1)   the financial statements of _____ included in this Form are true and complete in all material respects; and

(2)   the tax return information of Teslake, Inc. included in this Form reflects accurately the information reported on the tax return for Teslake, Inc. filed for the fiscal year ended 2022.

_____

[Signature]

_____

[Title]

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer form at, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering Statement, of any felony or misdemeanor:
      (i)   in connection with the purchase or sale of any security? Yes No
      (ii) involving the making of any false filing with the Commission? Yes No
      (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? Yes No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
      (i)   in connection with the purchase or sale of any security? Yes No;
      (ii) involving the making of any false filing with the Commission? Yes No
      (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? Yes No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state

performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:
    (A) association with an entity regulated by such commission, authority, agency or officer? Yes
        No
    (B) engaging in the business of securities, insurance or banking?   Yes
    (C) No engaging in savings association or credit union activities?
  Yes No
    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? Yes No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? Yes No
    (ii) places limitations on the activities, functions or operations of such person? Yes No
    (iii) bars such person from being associated with any entity or from participating in the offering of any penny Series A Common Stock Shares? Yes No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of :
    (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? Yes No
    (ii) Section 5 of the Securities Act? Yes No

If Yes to either of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act of omission to act constituting conduct inconsistent with just and equitable principles of trade?
 Yes No
If Yes to either of the above, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order
suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
 Yes No
If Yes to either of the above, explain: _____

(8) Is any such person subject to a United States Postal Service f al se representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

 Yes No

If Yes to either of the above, explain: _____

Attachment 1: Independent Accountant's Review Report